Form 40-F
period 2021-12-31
Bragg Gaming Group Inc.
filed 2022-03-10
CIK 1867834

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021                                     Commission File Number 001-40759

BRAGG GAMING GROUP INC.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

7379

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

130 King Street West, Suite 1955

Toronto, Ontario, Canada M5X 1E3

(647) 800-2282

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware

United States, 19711

(302) 738-6680

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	BRAG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Not applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Note Applicable.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021:

19,973,462 Common Shares, no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company  ☒

If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

EXPLANATORY NOTE

Bragg Gaming Group Inc. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change.  Such forward-looking information may include information regarding our financial position, business strategy, growth strategies, the status of acquisitions, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact thereon of the ongoing COVID-19 pandemic declared by the World Health Organization on March 11, 2020, as well as statements relating to expectations regarding industry trends, our growth rates, the achievement of advances in and expansion of our platforms, expectations regarding our revenue and the revenue generation potential of our business, expected acquisition outcomes and synergies, our business plans and strategies, and our competitive position in our industry are forward-looking statements.

In some cases, such statements can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "would", "intend", or "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of historical fact. Such forward-looking statements are made as of the date of this Annual Report.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company is unable to guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the outcome of the forward-looking statements. Many of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this Annual Report are beyond the control of the Company. The risks and other factors include, but are not limited to:

●	regulatory landscape and potential regulatory changes in significant jurisdictions in which the Company operates or plans to operate;
●	concentrated customer base accounts for significant portion of revenues of the Company;
●	loss of license;
●	impact of regulatory changes in Germany on July 1, 2021;
●	competition and changes in the competitive landscape;
●	reliance on top customers and key personnel and employees;
●	the completion of strategic acquisitions by the Company, including the pending Spin Games LLC acquisition, and management of growth;
●	reliance on strategic alliances and relationships with third party network infrastructure developers, key suppliers, and service platform vendors;

●	new business areas and geographic markets;
●	legal status of real-money gaming and changes to and interpretations of laws and regulations;
●	intrusion or other security breaches, cyberattacks, or cybercrime;
●	the costs and potential impact of obtaining all necessary regulatory approvals, and complying with existing and proposed laws in a heavily regulated industry;
●	the plans, costs, and timing for future research and development of the Company's current and future technologies, including additional platforms;
●	deriving revenue from players located in jurisdictions in which the Company does not hold a license, and the impact of customers' operations in unregulated or prohibited jurisdictions;
●	projections of market prices and costs;
●	expected revenues and the ability to attain profitability;
●	expectations regarding the ability to raise capital on acceptable terms;
●	access to payment processors and currency, exchange and interest rates;
●	the Company's management and protection of intellectual property and other proprietary rights;
●	changes in, or in the interpretation of, legislation with respect to the Company's tax liabilities and changes in taxation regimes;
●	prices and price volatility of the Company's products;
●	money laundering and fraudulent activity;
●	disruptions to markets, economic activity, financing, and supply chains, and a deterioration of general economic conditions including a possible national or global recession;
●	risks related to COVID-19, including travel restrictions, border closures, nonessential business closures, quarantines, self-isolations, shelters-in-place and social distancing and various recommendations, orders and measures of governmental authorities to try to limit the pandemic; and
●	shareholders holding 5% or more of voting securities of the Company may be subject to compliance requirements.

Readers are cautioned that the foregoing list of factors is not exhaustive and that additional information on these and other factors that could affect the Company's operations or financial results is discussed in this Annual Report. Copies of this Annual Report are available electronically under the Company's profile on SEDAR at www.sedar.com and from EDGAR at www.sec.gov. The above summary of risks related to forward-looking statements is included in this Annual Report in order to provide readers with a more complete perspective on the future operations of the Company. Readers are cautioned that this information may not be appropriate for other purposes.

With respect to forward-looking statements contained in this Annual Report, the Company has made assumptions regarding, among other things: the Company's ability to obtain and maintain licenses; market demand for online gaming services; present and future business strategies; the impact of increasing competition; conditions in general economic and financial markets; the environment in which the Company will operate in the future, including the ability to obtain services and supplies in a timely manner to carry out the Company's activities; current technology; cash flow; future exchange rates; timing and amount of capital expenditures; effects of regulation by governmental agencies; future operating costs; and the Company's ability to obtain financing on acceptable terms.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward- looking statements prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. Forward-looking information is provided for the purpose of presenting information about management's current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements, which speak only as of the date made.

The forward-looking statements contained in this Annual Report are expressly qualified by this cautionary statement. The Company is not under any duty to update or revise any of the forward-looking statements except as expressly required by applicable securities laws.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2021 is filed as Exhibit 99.1 to this Annual Report (the “AIF”) and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2021 and 2020, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of the Registrant for the three and twelve months ended December 31, 2021, is filed as Exhibit 99.3 to this Annual Report (the “MD&A”) and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management's Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and NASDAQ Stock Market Rule 5602(c). As of the date of this Annual Report, the Company’s Audit Committee is comprised of Paul Pathak, Rob Godfrey and Holly Gagnon, each of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and NASDAQ Stock Market Rule 5605(a)(2). The Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Stock Market Rules.

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that both Rob Godfrey and Holly Gagnon qualify as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and NASDAQ Stock Market Rule 5605(c)(2)(A); and are independent (as determined under Exchange Act Rule 10A-3 and NASDAQ Stock Market Rule 5605(a)(2)).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Registrant by MNP LLP (PCAOB ID 1930) for professional services rendered in each of the years ended December 31, 2021 and 2020. During these years, MNP LLP was the Registrant’s only external auditor.

	Fiscal Year Ended	Fiscal Year Ended
	December 31, 2021	December 31, 2020
	(C$)	(C$)
Audit Fees	539,032	385,668
Audit-related Fees	299,600	149,800
Tax Fees(1)	230,063	63,023

Notes:

(1)Fees charged for tax compliance, tax advice and tax planning services.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the “Code”). The Code is posted on the Company's website at www.bragg.games. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2021, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the table under the heading “Liquidity and Capital Resources” in the MD&A included as Exhibit 99.3 hereto, is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not Applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

NASDAQ STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

The Company is a “foreign private issuer” as defined in Rule 3b-4 under Exchange Act and its common shares are listed on the NASDAQ Global Select Market (the “NASDAQ”) and the Toronto Stock Exchange (the “TSX”) Rule 5615(a)(3) of NASDAQ Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of NASDAQ Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of NASDAQ Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NASDAQ standards are as follows:

Majority Independent Directors: The Registrant does not follow NASDAQ Stock Market Rule 5605(b)(1), which requires companies to have a majority of the board of directors comprised of “Independent Directors” as defined in NASDAQ Stock Market Rule 5605(a)(2). In lieu of following NASDAQ Stock Market Rule 5605(b)(1), the Registrant follows the rules of the TSX.

Executive Sessions: The Registrant does not follow NASDAQ Stock Market Rule 5605(b)(2), which requires companies to have their Independent Directors regularly schedule meetings at which only Independent Directors are present (“executive meetings”). In lieu of following NASDAQ Stock Market Rule 5605(b)(2), the Registrant follows the rules of the TSX.

Audit Committee Charter: The Registrant does not follow NASDAQ Stock Market Rule 5605(c)(1), which requires companies to adopt a formal written audit committee charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities; the outside auditor's accountability to the audit committee; and the audit committee's responsibility to ensure the independence of the outside auditor. In lieu of following NASDAQ Stock Market Rule 5605(c)(1), the Registrant follows the rules of the TSX.

Compensation Committee Charter: The Registrant does not follow NASDAQ Stock Market Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following NASDAQ Stock Market Rule 5605(d)(1), the Registrant follows the rules of the TSX.

Composition of Compensation Committee: The Registrant does not follow Rule NASDAQ Stock Market 5605(d)(2), which requires companies to have a compensation committee comprised of at least two members, with each member being Independent Director as defined under NASDAQ Stock Market Rule 5605(a)(2). In lieu of following NASDAQ Stock Market Rule 5605(d)(2), the Registrant follows the rules of the TSX.

Independent Director Oversight of Director Nominations: The Registrant does not follow NASDAQ Stock Market Rule 5605(e)(1), which requires Independent Director involvement in the selection of director nominees, by having a nominations committee comprised solely of Independent Directors. In lieu of following Rule NASDAQ Stock Market 5605(e)(1), the Registrant follows the rules of the TSX.

Nominations Committee Charter: The Registrant does not follow NASDAQ Stock Market Rule 5605(e)(2), which requires companies to adopt a formal written nominations committee charter or board resolution, as applicable, addressing the director nomination process and such related matters as may be required under the federal securities laws. In lieu of following NASDAQ Stock Market Rule 5605(e)(2), the Registrant follows the rules of the TSX.

Shareholder Meeting Quorum Requirements: The Registrant does not follow NASDAQ Stock Market Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, NASDAQ Stock Market Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its by-laws.  In lieu of following NASDAQ Stock Market Rule 5620(c), the Registrant follows the rules of the TSX.

The foregoing is consistent with applicable laws, customs and practices in Canada.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 10th day of March, 2022.

BRAGG GAMING GROUP INC.

By:	/s/ PAUL GODFREY
Name: Paul Godfrey
Title: Interim Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description
99.1	Annual Information Form dated March 10, 2022 for the fiscal year ended December 31, 2021
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020 and the Report of Independent Registered Public Accounting Firm (PCAOB ID 1930)
99.3	Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* To be filed by amendment.