Form 40-F
period 2022-12-31
Bragg Gaming Group Inc.
filed 2023-03-21
CIK 1867834

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022                                     Commission File Number 001-40759

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022:

21,107,968 Common Shares, no par value

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. 

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). 

EXPLANATORY NOTE

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change.  Such forward-looking information may include information regarding our financial position, business strategy, growth strategies, status of acquisitions, status of licensing and certification in new markets, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans, and objectives. Particularly, statements regarding our expectations of future results, management's interpretation of laws, performance, achievements, prospects or opportunities or the markets in which we operate and the impact thereon of COVID-19, as well as statements relating to expectations regarding industry trends, regulatory developments in new markets, our ability to continually diversify and reduce our exposure to any single market, our growth rates, the achievement of advances in and expansion of our platforms, expectations regarding our revenue and the revenue generation potential of our business, expected acquisition outcomes and synergies, management's interpretation of regulatory regimes and future developments, our business plans and strategies, and our competitive position in our industry are forward-looking statements.

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

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company is unable to guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the outcome of the forward-looking statements. Many of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this Annual Report are beyond the control of the Company. The risks and other factors include, but are not limited to:

●	volatility and fluctuation of the market price of the common shares of the Company (the "Common Shares");
●	increased costs as a result of being a public company in the United States;
●	enforcing civil liabilities in Canada under U.S. securities laws;
●	subordination of the rights of holders of Common Shares;
●	the concentration of ownership of the Common Shares;
●	negative cash flows from operations;
●	dependence on a small number of significant customers for a large portion of revenue;
●	reliance on third-parties for gaming content;
●	the integrity, reliability, and operational performance of content aggregation, parsing and distribution;
●	costs to maintain, transfer, and receive personal data;
●	the potential registration of users or end users prior to accessing offerings;
●	cyberattacks and security vulnerabilities;
●	dependence on the services and performance of key executives;
●	failure to adapt to rapid technological developments in the gaming industry;
●	requirement for additional capital in order to carry out business objectives;

●	potential future conflict of interest concerns with management, directors, and officers of the Company;
●	current global financial conditions;
●	the legal framework, ways of working, and conduct of business affairs in certain jurisdictions;
●	growth-related risks;
●	acquisition risks;
●	online transaction risks including collusion to defraud, launder money, or other illegal activities;
●	reputational challenges of dealing in the gaming industry;
●	concentration of credit risk;
●	risk that the Company will not be able to meet its financial obligations as they fall due;
●	unintended legal consequences of specific software use;
●	the requirement to obtain government permits, approvals, or licences;
●	requirements and legislation surrounding the need for formal responsible gaming initiatives though legislative, policy, and other processes;
●	the COVID-19 pandemic or other future pandemics;
●	customers' provision of gaming services to players in unregulated markets;
●	criminality of activities based on legislative interpretation;
●	evolving regulatory perception of gaming operators and suppliers;
●	deriving revenues from players located in jurisdictions in which the Company does not hold a licence;
●	changes in taxation rates or law, or misinterpretation of the law; and
●the loss of a license or registration from any of the Company's customers.

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

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward- looking statements prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements. The opinions, estimates or assumptions referred to above should be considered carefully by prospective investors.

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

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2022 is filed as Exhibit 99.1 to this Annual Report (the “AIF”) and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2022 and 2021, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of the Registrant for the three and twelve months ended December 31, 2022, is filed as Exhibit 99.3 to this Annual Report (the “MD&A”) and is incorporated by reference herein.

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

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company's management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting described below. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) to evaluate the effectiveness of the Company's controls in 2019. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2022, and provided a reasonable assurance of the reliability of the Company's financial reporting and preparation of financial statements.

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

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and NASDAQ Stock Market Rule 5602(c). As of the date of this Annual Report, the Company’s Audit Committee is comprised of Holly Gagnon, Paul Pathak, and Mark Clayton, each of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and NASDAQ Stock Market Rule 5605(a)(2). The Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Stock Market Rules.

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that Holly Gagnon qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and NASDAQ Stock Market Rule 5605(c)(2)(A); and is independent (as determined under Exchange Act Rule 10A-3 and NASDAQ Stock Market Rule 5605(a)(2)).

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Registrant by MNP LLP (PCAOB ID 1930) for professional services rendered in each of the years ended December 31, 2022 and 2021. During these years, MNP LLP was the Registrant’s only external auditor.

	Fiscal Year Ended	Fiscal Year Ended
	December 31, 2022	December 31, 2021
	(C$)	(C$)
Audit Fees	524,300	503,886
Audit-related Fees	171,200	332,100
Tax Fees(1)	252,505	270,702

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

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2022, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the table under the heading “Liquidity and Capital Resources” in the MD&A included as Exhibit 99.3 hereto, is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

DATED this 21st day of March, 2023.

BRAGG GAMING GROUP INC.

By:	/s/ YANIV SHERMAN
Name: Yaniv Sherman
Title: Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description
99.1	Annual Information Form dated March 21, 2023 for the fiscal year ended December 31, 2022
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021 and the Report of Independent Registered Public Accounting Firm (PCAOB ID 1930)
99.3	Management’s Discussion and Analysis for the three and twelve months ended December 31, 2022
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* To be filed by amendment.