Form 40-F
period 2023-12-31
Bragg Gaming Group Inc.
filed 2024-03-26
CIK 1867834

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023                                     Commission File Number 001-40759

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023:

23,003,552 Common Shares, no par value

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change.  Such forward-looking information may include information regarding our financial position, business strategy, growth strategies, status of acquisitions, status of licensing and certification in new markets, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans, and objectives. Particularly, statements regarding our expectations of future results, management's interpretation of laws, performance, achievements, prospects or opportunities or the markets in which we operate, as well as statements relating to expectations regarding industry trends, regulatory developments in new markets, our ability to continually diversify and reduce our exposure to any single market, our growth rates, the achievement of advances in and expansion of our platforms, expectations regarding our revenue and the revenue generation potential of our business, expected acquisition outcomes and synergies, management's interpretation of regulatory regimes and future developments, our business plans and strategies, and our competitive position in our industry are forward-looking statements.

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

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company is unable to guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the outcome of the forward-looking statements. Many of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this Annual Report are beyond the control of the Company. The risks and other factors include, but are not limited to:

●	volatility and fluctuation of the market price of the common shares of the Company (the "Common Shares");
●	increased costs as a result of being a public company in the United States;
●	enforcing civil liabilities in Canada under United States securities laws;
●	subordination of the rights of holders of Common Shares;
●	the concentration of ownership of the Common Shares;
●	negative cash flows from operations;
●	dependence on a small number of significant customers for a large portion of revenue;
●	reliance on third-parties for gaming content;
●	the integrity, reliability, and operational performance of content aggregation, parsing and distribution;
●	costs to maintain, transfer, and receive personal data;
●	the potential registration of users or end users prior to accessing offerings;
●	cyberattacks and security vulnerabilities;
●	dependence on the services and performance of key executives;
●	failure to adapt to rapid technological developments in the gaming industry;
●	requirement for additional capital in order to carry out business objectives;

●	potential future conflict of interest concerns with management, directors, and officers of the Company;
●	current global financial conditions;
●	the legal framework, ways of working, and conduct of business affairs in certain jurisdictions;
●	growth-related risks;
●	acquisition risks;
●	online transaction risks including collusion to defraud, launder money, or other illegal activities;
●	uncertainty surrounding post Brexit Trade Agreement;
●	reputational challenges of dealing in the gaming industry;
●	concentration of credit risk;
●	risk that the Company will not be able to meet its financial obligations as they fall due;
●	unintended legal consequences of specific software use;
●	the requirement to obtain government permits, approvals, or licences;
●	requirements and legislation surrounding the need for formal responsible gaming initiatives though legislative, policy, and other processes;
●	customers' provision of gaming services to players in unregulated markets;
●	criminality of activities based on legislative interpretation;
●	evolving regulatory perception of gaming operators and suppliers;
●	deriving revenues from players located in jurisdictions in which the Company does not hold a licence;
●	changes in taxation rates or law, or misinterpretation of the law; and
●the loss of a license or registration from any of the Company's customers.

Readers are cautioned that the foregoing list of factors is not exhaustive and that additional information on these and other factors that could affect the Company's operations or financial results is discussed in this Annual Report. Copies of this Annual Report are available electronically under the Company's profile on SEDAR+ at www.sedarplus.ca and from EDGAR at www.sec.gov. The above summary of risks related to forward-looking statements is included in this Annual Report in order to provide readers with a more complete perspective on the future operations of the Company. Readers are cautioned that this information may not be appropriate for other purposes.

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

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2023 is filed as Exhibit 99.1 to this Annual Report (the “AIF”) and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2023 and 2022, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of the Registrant for the three and twelve months ended December 31, 2023, is filed as Exhibit 99.3 to this Annual Report (the “MD&A”) and is incorporated by reference herein.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) to evaluate the effectiveness of the Company's controls in 2019. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2023, and provided a reasonable assurance of the reliability of the Company's financial reporting and preparation of financial statements.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and NASDAQ Stock Market Rule 5602(c). As of the date of this Annual Report, the Company’s Audit Committee is comprised of Holly Gagnon, Mark Clayton and Don Robertson, each of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and NASDAQ Stock Market Rule 5605(a)(2). The Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Stock Market Rules.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Registrant by MNP LLP (PCAOB ID 1930) for professional services rendered in each of the years ended December 31, 2023 and 2022. During these years, MNP LLP was the Registrant’s only external auditor.

	Fiscal Year Ended	Fiscal Year Ended
	December 31, 2023	December 31, 2022
	(C$)	(C$)
Audit Fees	657,853	524,300
Audit-related Fees	184,575	171,200
Tax Fees(1)	336,497	252,505

Notes:

(1)Fees charged for tax compliance, tax advice and tax planning services.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the “Code”). The Code is posted on the Company's website at https://bragg.group. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2023, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the table under the heading “Liquidity and Capital Resources” in the MD&A included as Exhibit 99.3 hereto, is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not Applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not Applicable.

NASDAQ STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

The Company is a “foreign private issuer” as defined in Rule 3b-4 under Exchange Act and the Common Shares are listed on the NASDAQ Global Select Market (the “NASDAQ”) and the Toronto Stock Exchange (the “TSX”) Rule 5615(a)(3) of NASDAQ Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of NASDAQ Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of NASDAQ Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NASDAQ standards are as follows:

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

DATED this 26th day of March, 2024.

BRAGG GAMING GROUP INC.

By:	/s/ MATEVZ MAZIJ
Name: Matevž Mazij
Title: Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description
97.1	Compensation Recovery Policy
99.1	Annual Information Form dated March 26, 2024 for the fiscal year ended December 31, 2023
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2023 and 2022 and the Report of Independent Registered Public Accounting Firm (PCAOB ID 1930)
99.3	Management’s Discussion and Analysis for the three and twelve months ended December 31, 2023
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)