Form 40-F
period 2024-12-31
Bragg Gaming Group Inc.
filed 2025-03-31
CIK 1867834

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024                                     Commission File Number 001-40759

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024:

25,042,982 Common Shares, no par value

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change.  Such forward-looking information may include information regarding our financial position, business strategy, growth strategies, status of acquisitions, status of licensing and certification in new markets, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, statements regarding our expectations of future results, management’s interpretation of laws, performance, achievements, prospects or opportunities or the markets in which we operate, as well as statements relating to expectations regarding industry trends, regulatory developments in new markets, our ability to continually diversify and reduce our exposure to any single market, our growth rates, the achievement of advances in and expansion of our platforms, expectations regarding our revenue and the revenue generation potential of our business, expected acquisition outcomes and synergies, management’s interpretation of regulatory regimes and future developments, our business plans and strategies, and our competitive position in our industry are forward-looking statements.

In some cases, such statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “would”, “intend”, or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of historical fact. Such forward-looking statements are made as of the date of this Annual Report.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company is unable to guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the outcome of the forward-looking statements. Many of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this Annual Report are beyond the control of the Company. The risks and other factors include, but are not limited to:

●there is no guarantee that the common shares of the Company (the “Common Shares”) will earn any positive return;
●volatility and fluctuation of the market price of the Common Shares of the Company;
●increased costs as a result of being a public company in the United States;
●enforcing civil liabilities in Canada under United States securities laws;
●subordination of the rights of holders of Common Shares;
●the concentration of ownership of the Common Shares;
●negative cash flows from operations;
●dependence on a small number of significant customers for a large portion of revenue;
●sensitivity to reductions in discretionary consumer spending;
●reliance on third-parties for gaming content;
●the competitive nature of the industry  the Company operates in;
●the integrity, reliability, and operational performance of content aggregation, parsing and distribution;
●costs to maintain, transfer, and receive personal data;
●the potential registration of users or end users prior to accessing offerings;
●cyberattacks and security vulnerabilities;
●dependence on the services and performance of key executives;
●failure to adapt to rapid technological developments in the gaming industry;

●challenges associated with properly managing the use of AI;
●requirement for additional capital in order to carry out business objectives;
●potential inability of the Company to protect and register its proprietary interests and trade secrets;
●reliance on collaborative partners;
●potential future conflict of interest concerns with management, directors, and officers of the Company;
●current global financial and economic conditions;
●trade tariff-related risks;
●the legal framework, ways of working, and conduct of business affairs in certain jurisdictions;
●expansion of offerings into new business areas;
●growth-related risks;
●acquisition risks;
●failure to maintain and enhance the Company’s brands;
●online transaction risks including collusion to defraud, launder money, or other illegal activities;
●uncertainty surrounding the post Brexit Trade Agreement;
●reputational challenges of dealing in the gaming industry;
●concentration of credit risk;
●risk that the Company will not be able to meet its financial obligations as they fall due;
●unintended legal consequences of specific software use;
●the requirement to obtain government permits, approvals, or licenses;
●currency fluctuations;
●requirements and legislation surrounding the need for formal responsible gaming initiatives though legislative, policy, and other processes;
●customers’ provision of gaming services to players in unregulated markets;
●criminality of activities based on legislative interpretation;
●evolving regulatory perception of gaming operators and suppliers;
●deriving revenues from players located in jurisdictions in which the Company does not hold a license;
●changes in taxation rates or law, or misinterpretation of the law;
●the loss of a license or registration from any of the Company’s customers; and
●any other factors discussed under “Risk Factors” herein.

Readers are cautioned that the foregoing list of factors is not exhaustive and that additional information on these and other factors that could affect the Company’s operations or financial results is discussed in Company’s AIF. Copies of this AIF are available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca and from EDGAR at www.sec.gov. The above summary of risks related to forward-looking statements is included in this Annual Report in order to provide readers with a more complete perspective on the future operations of the Company. Readers are cautioned that this information may not be appropriate for other purposes.

With respect to forward-looking statements contained in this Annual Report, the Company has made assumptions regarding, among other things: the regulatory regimes governing the business of the Company and the Company’s ability to obtain and maintain licenses; market demand for online gaming services; present and future business strategies; the impact of increasing competition; conditions in general economic and financial markets; the environment in which the Company will operate in the future, including the ability to obtain services and supplies in a timely manner to carry out the Company’s activities; current technology; cash flow; future exchange rates; timing and amount of capital expenditures; effects of regulation by governmental agencies; future operating costs; and the Company’s ability to obtain financing on acceptable terms.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking statements prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” should be considered carefully by prospective investors.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. Forward-looking information is provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

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

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2024 (the “AIF”) is filed as Exhibit 99.1 to this Annual Report  and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2024 and 2023, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of the Registrant for the three and twelve months ended December 31, 2024, is filed as Exhibit 99.3 to this Annual Report (the “MD&A”) and is incorporated by reference herein.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) to evaluate the effectiveness of the Company's controls. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2024, and provided a reasonable assurance of the reliability of the Company's financial reporting and preparation of financial statements.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Registrant by MNP LLP (PCAOB ID 1930) for professional services rendered in each of the years ended December 31, 2024 and 2023. During these years, MNP LLP was the Registrant’s only external auditor.

	Fiscal Year Ended	Fiscal Year Ended
	December 31, 2024	December 31, 2023
	(C$)	(C$)
Audit Fees	758,340	657,853
Audit-related Fees	192,600	184,575
Tax Fees(1)	243,953	336,497

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

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2024, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the table under the heading “Liquidity and Capital Resources” in the MD&A included as Exhibit 99.3 hereto, is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

DATED this 31st day of March, 2025.

BRAGG GAMING GROUP INC.

By:	/s/ MATEVZ MAZIJ
Name: Matevž Mazij
Title: Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description
97.1	Compensation Recovery Policy
99.1	Annual Information Form dated March 31, 2025 for the fiscal year ended December 31, 2024
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023 and the Report of Independent Registered Public Accounting Firm (PCAOB ID 1930)
99.3	Management’s Discussion and Analysis for the three and twelve months ended December 31, 2024
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)