Form 40-F
period 2025-12-31
Bragg Gaming Group Inc.
filed 2026-03-31
CIK 1867834

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025                                     Commission File Number 001-40759

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025:

25,553,293 Common Shares, no par value

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change.  Such forward-looking statements may include information regarding our financial position, business strategy, growth strategies, status of acquisitions, status of licensing and certification in new markets, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, statements regarding our expectations of future results, management’s interpretation of laws, performance, achievements, prospects or opportunities or the markets in which we operate, as well as statements relating to expectations regarding industry trends, regulatory developments in new markets, our ability to continually diversify and reduce our exposure to any single market, our growth rates, the achievement of advances in and expansion of our platforms, expectations regarding our revenue and the revenue generation potential of our business, expected acquisition outcomes and synergies, management’s interpretation of regulatory regimes and future developments, our business plans and strategies, and our competitive position in our industry are forward-looking statements.

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
●complying with public company reporting obligations and maintaining any stock exchange listing;
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
●product defects or other claims relating to the Company’s products;
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
●the loss of a license or registration from any of the Company’s customers; and
●any other factors discussed under the “Risk Factors” section in our Annual Information Form for the fiscal year ended December 31, 2025 (the “AIF”)

Readers are cautioned that the foregoing list of factors is not exhaustive and that additional information on these and other factors that could affect the Company’s operations or financial results is discussed in the AIF. Copies of the AIF are available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca and from EDGAR at www.sec.gov/search-filings. The above summary of risks related to forward-looking statements is included in this Annual Report in order to provide readers with a more complete perspective on the future operations of the Company. Readers are cautioned that this information may not be appropriate for other purposes.

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

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking statements prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements. The opinions, estimates or assumptions referred to above and described in greater detail under the “Risk Factors” section in our AIF should be considered carefully by prospective investors.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

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

ANNUAL INFORMATION FORM

The AIF is filed as Exhibit 99.1 to this Annual Report  and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2025 and 2024, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of the Registrant for the three and twelve months ended December 31, 2025, is filed as Exhibit 99.3 to this Annual Report (the “MD&A”) and is incorporated by reference herein.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) to evaluate the effectiveness of the Company's controls. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2025, and provided a reasonable assurance of the reliability of the Company's financial reporting and preparation of financial statements.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed to the Registrant by MNP LLP (PCAOB ID 1930) for professional services rendered in each of the years ended December 31, 2025 and 2024. During these years, MNP LLP was the Registrant’s only external auditor.

	Fiscal Year Ended	Fiscal Year Ended
	December 31, 2025	December 31, 2024
	(C$)	(C$)
Audit Fees	649,247	758,340
Audit-related Fees	235,775	192,600
Tax Fees(1)	230,866	243,953

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

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2025, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the table under the heading “Liquidity and Capital Resources” in the MD&A included as Exhibit 99.3 hereto, is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

DATED this 31st day of March, 2026.

BRAGG GAMING GROUP INC.

By:	/s/ MATEVZ MAZIJ
Name: Matevž Mazij
Title: Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description
97.1	Compensation Recovery Policy
99.1	Annual Information Form dated March 31, 2025 for the fiscal year ended December 31, 2025
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024 and the Report of Independent Registered Public Accounting Firm (PCAOB ID 1930)
99.3	Management’s Discussion and Analysis for the three and twelve months ended December 31, 2025
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of MNP LLP
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)